The Bank of New York Mellon / SBSD

CIK 0001878049

This Form SBSE-A/A filing is being made in order to:

- Add the CRD number to Rajashree Datta's Principal information
- Update the phone number for Alison Higgins (CCO).

NOTE: A current Form 7R is attached.

Thank you. Rosemary Francavilla 212-815-4596